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                                                                     EXHIBIT (o)

                        AMERICAN INDEPENDENCE FUNDS TRUST
                                Rule 18f-3 Plan

Rule 18f-3

         Pursuant to Rule 18f-3 (" Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), an open-end management investment company whose shares are registered on Form N-1A may issue more than one class of voting stock (hereinafter referred to as "shares"), provided that these multiple classes differ either in the manner of distribution, or in services they provide to shareholders, or both. The American Independence Funds Trust (the "Trust"), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the Cash Reserve Money Market Fund, Short Term High Quality Fund, Intermediate Bond Income Fund, Stock Appreciation Fund, International Multi-Manager Fund, Kansas Tax Exempt Bond Fund and any future fund or series created by the Trust (collectively, the "Funds"), may offer to shareholders multiple classes of shares in the Funds in accordance with a Rule 18f-3 Plan as described herein.

Authorized Classes

         Each Fund may issue one or more classes of shares, in the same or separate prospectuses which may include the Institutional Service Class and the Institutional Premium Class (collectively, the "Classes" and individually, each a "Class"). Each Class may be subject to a minimum initial investment which may vary from Fund to Fund. There may not be a minimum initial investment for certain accounts and/or classes of individuals as specified in the Funds' Prospectus. Each Class is offered and sold without a sales load and each Class' shares will also be offered with fees for distribution, servicing and marketing of such shares ("12b-1 Fees"). The Funds may also be subject to fees for shareholder servicing ("Service Organization Fees") such shares pursuant to a Service Organization Agreement.

         The Institutional Premium Class shares are available (as defined in the respective Fund prospectus) to investors who desire enhanced shareholder services and may be subject to higher 12b-1 fees than the Institutional Service Class shares, which are available to investors who do not desire such enhanced shareholder services.

         The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution or service arrangement, or both, for a Class, and voting rights--each Class votes separately with respect to issues affecting only that Class. Shares of all Classes will represent interests in the same investment fund; therefore each Class is subject to the same investment objectives, policies and limitations.

Class Expenses

         Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the management fee or the fee of other service providers, may be waived or reimbursed by the

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Funds' investment adviser, underwriter or any other provider of services to the
Funds with respect to each Class of a Fund on a Class by Class basis.

Exchanges and Conversion Privileges

         For a nominal charge, shareholders who have held all or part of their shares in a Fund for at least seven days may exchange shares of one Fund for shares of any of the other portfolios of the Trust which are available for sale in their state.